Exhibit B

NATIONAL FUEL RESOURCES, INC.

BALANCE SHEET

	AT MARCH 31,
	2005	2004
ASSETS
Current Assets:
Cash and Temporary
Cash Investments	$9,613,421	$5,896,439
Accounts Receivable - Net	20,733,828	21,133,396
Accounts Receivable - Interco	4,055,075	2,835,784
Notes Receivable - Intercompany	28,800,000	37,500,000
Reserve for Bad Debts	(972,494)	(1,441,729)
Gas Stored Underground	12,822,543	4,407,791
Other Current Assets	507,378	202,109

	75,559,751	70,533,790

Property, Plant, and Equipment
Furniture and Fixtures	1,203,572	1,180,447
Less - Accumulated DD&A	(1,132,892)	(1,043,282)

	70,680	137,165

Fair Market Value of Derivative
Financial Instruments-Asset	--	1,457,474
Other Assets	286,721	442,410

	$75,917,152	$72,570,839

LIABILITIES
Current Liabilities:
Accounts Payable	$10,752,456	$8,569,122
Accrued Liabilities	9,628,986	8,379,777
Current Income Taxes - Federal	827,669	930,415
Accounts Payable - Intercompany	6,684,178	6,100,078
Notes Payable - Intercompany	--	--
Dividend Payable	2,200,000	200,000

	30,093,289	24,179,392

Long Term Liabilities:
Deferred Income Taxes	(1,301,510)	(1,977,628)
Fair Market Value of Derivative
Financial Instruments-Liability	2,040,773	--
Miscellaneous Deferred Credits	892,419	1,946,477

	1,631,682	(31,151)

Stockholder's Equity:
Common Stock	10,000	10,000
Capital Paid in Excess of Par	33,490,000	33,490,000
Retained Earnings	11,308,141	15,058,213
Unrealized Gain/Loss	(615,960)	(135,615)

Total Equity	44,192,181	48,422,598

	$75,917,152	$72,570,839